10029159 ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number	3235-0123
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SEC MAIL PROCESSING RECEIVED
MAR 24 2010
WASH, D.C.

SEC FILE NUMBER
8 – ~~52846~~ 49359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

PRINCETON SECURITIES GROUP, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2115 LINWOOD AVENUE – SUITE 430

FORT LEE	**NEW JERSEY**	**07024**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY CIRILLO, CEO **(201-944-1005**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *ANTHONY CIRILLO,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *PRINCETON SECURITIES GROUP, INC., as of DECEMBER 31, 2009,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

Manager
Title

X S. Simmonds
Notary Public

SHELLY ANN M. SIMMONDS
Notary Public, State of New York
No. 01SI6082352
Qualified in Kings County
Commission Expires October 21, 2010

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: ***PRINCETON SECURITIES GROUP, INC.***

ADDRESS: **2115 Linwood Avenue, Suite 430, Fort Lee, NJ 07024**

DATE: **DECEMBER 31, 2009**

FINRA – NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 21st Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Princeton Securities Group, Inc.** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2009** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, ***ANTHONY CIRILLO,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***PRINCETON SECURITIES GROUP, INC.***, as of ***DECEMBER 31, 2009,*** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Manager

(Title)

S. Simmonds

(Notary Public)

SHELLY ANN M. SIMMONDS
Notary Public, State of New York
No. 01SI6082352
Qualified in Kings County
Commission Expires October 21, 2010

PRINCETON SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$ 200,309
Due from broker	886,888
Securities - at market value (Note 3)	171,672
Equipment and leasehold improvements- net of accumulated depreciation of $80,122	63,727
Other assets	158,661
Total assets	$1,481,257
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 314,272
Due to stockholder	244,532
Total liabilities	558,804
Commitments and Contingencies (Note 5 and 6)	
Stockholders' equity (Notes 7 and 8)	
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding	10,000
Additional paid-in capital	105,000
Retained earnings	817,453
	932,453
Less: Stock subscription receivable	(10,000)
Total stockholders' equity	922,453
Total liabilities and stockholders' equity	$1,481,257

The accompanying notes are an integral part of this statement.

PRINCETON SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Note 1 - Nature of Business

Princeton Securities Group, Inc. (The "Company") is a New York corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 - Summary of Significant Accounting Policies

f) Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2009 and March 4, 2009, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Marketable Securities Owned.

Marketable securities consist of securities at quoted market values, as illustrated below

Equities	$171,672

Note 4 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees.

Contributions to the plan if any are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company made no contribution for the year ended December 31, 2009

The Company also has a 401(k) profit sharing plan covering all eligible employees. Under the Plan agreement, employer matching contributions are discretionary and are determined on an annual basis by the Company. For the year ended December 31, 2009, the Company made no contribution.

Note 5 - Commitments

Office Space

The Company leases office space pursuant to an operating lease expiring on May 31, 2013. The future minimum rental commitment through termination is

Year	Amount
2010	$63,640
2011	$64,924
2012	$64,459
2013	$27,274

The Company shares the office space with an affiliated entity. In 2009, none of the rent was paid by the entity.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Stock Subscription Receivable

On March 3, 2008, the Company entered into a stock purchase agreement. Pursuant to that agreement, the Company issued 10 shares of voting common stock in return for a demand note from a shareholder, in the principal amount of $10,000. The note bears no interest. In lieu of repayment, the shareholder has the option of satisfying his obligations in full under the note by surrendering his shares. The note is guaranteed by the shareholder.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company had net capital of $582,780 which was $482,780 in excess of its required net capital of 100,000. The Company's net capital ratio was 95.89%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2009, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Princeton Securities Group, Inc.
2115 Linwood Avenue - 4th Floor
Fort Lee, NJ 07024

We have audited the accompanying statement of financial condition of Princeton Securities Group, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Princeton Securities Group, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 4, 2010

PRINCETON SECURITIES GROUP, INC.

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Stockholders of
Princeton Securities Group, Inc.
2115 Linwood Avenue - 4th Floor
Fort Lee, NJ 07024

Gentlemen:

In planning and performing our audit of the financial statements of Princeton Securities Group, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 4, 2010

PRINCETON SECURITIES GROUP, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period April 1, 2009 through December 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Board of Directors of
Princeton Securities Group, Inc.
2115 Linwood Avenue – Suite 430
Fort Lee, NJ 07024

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Princeton Securities Group, Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
March 4, 2010

PRINCETON SECURITIES GROUP, INC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period April 1, 2009 through December 31, 2009

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	4,117,519
Additions		25,949
Deductions		(463,176)
SIPC Net Operating Revenues	$	3,680,292

Determination of General Assessment:

SIPC Net Operating Revenues:	$	3,680,292
General Assessment @ .0025		9,201

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$	9,201
Less: Payment made with Form SIPC-4 in January, February or March, 2009		(2,688)
Assessment Balance Due	$	6,513

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$	3,680,292
SIPC Net Operating Revenues as computed above		3,680,292
Difference	$	-

FINRA
Financial Industry Regulatory Authority

Regina R. Miller
Senior Regulatory Coordinator
Risk Oversight & Operational Regulation

FINRA | 20 Broad Street | 22nd Floor
New York, New York 10005
t 646.315.8536 | f 202.689.3383
regina.miller@finra.org

February 24, 2010

Mr. John Lucchese
Chief Financial Officer
Princeton Securities Group, Inc.
2115 Linwood Avenue
Fort Lee, NJ 07024

RE: Princeton Securities Group, Inc.

Dear Mr. Lucchese:

In reply to your letter dated February 24, 2010, please be advised that your request for an extension of time in which to file Princeton Securities Group, Inc. annual audited financial report as of December 31, 2009, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of 30 calendar days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2009 on or before March 31, 2010 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Regina R Miller

Senior Regulatory Coordinator

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

SEC New York Regional Office
George S. Canellos, Regional Director
3 World Financial Center, Suite 400
New York, NY 10281-1022

PRINCETON SECURITIES GROUP
VALUE ADDED TRADING

February 24, 2010

Regina Miller
Senior Regulatory Coordinator
Risk Oversight & Operational Regulation, FINRA
20 Broad Street, 22nd Floor
New York, NY 10005-2601

Dear Regina:

As verbally discussed with you today, Princeton Securities is requesting a 30-day extension to complete our annual audit. The auditing firm requires more time to complete the audit and several of the Princeton individuals have been out of the office.

Thank you for your assistance in this matter.

Sincerely,

John Lucchese
Chief Financial Officer and Compliance Officer
Princeton Securities Group, Inc.

2115 Linwood Avenue, Suite 430, Fort Lee, New Jersey 07024 Phone: 201-944-1005 Fax: 201-944-5009
www.princetonsecurities.com

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

February 24, 2010

Regina Miller
Senior Regulatory Coordinator
Risk Oversight & Operational Regulation, FINRA
20 Broad Street, 22nd Floor
New York, NY 10005-2601

Dear Regina:

Our client, Princeton Securities, verbally and by letter, requested a 30-day extension to complete the annual audit. We require additional time to complete the audit, and several of the Princeton individuals have been out of the office.

We have not received all of the information necessary for us to express an unqualified opinion on the financial statements.

Furthermore, we state that:

1) We currently have no reason to believe that the Company is not in compliance with Rule 15c3-1, and, the Company is exempt from Rule 15c3-3.

2) We have no reason to believe other than an unqualified opinion will be issued.

3) There are no material inadequacies in the internal system of control at this time.

4) There are no significant record keeping problems at this time.

Thank you for your assistance in this matter.

Sincerely,

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP

2115 Linwood Avenue, Suite 430
Fort Lee, NJ 07024
Tel: 201-944-1005
Fax: 201-944-5009

Princeton Securities Group, Inc.

Fax

To: Regina Miller		From: John Fiumbese	
Fax: 202-689-3383		Pages:	
Phone: 646-315-8536		Date:	
Re:		cc:	

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• Comments:

Hi Regina, here are the two Letters Requesting a 30-Day audit extension.

Thank you, John

PRINCETON SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009